Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold” or the “Company”)
This announcement is not for release, publication or distribution, directly or indirectly, in or into the United States, Canada, South Africa, Australia, Japan or any jurisdiction in which the same would be unlawful. This announcement is not an offer of securities in the United States, Canada, South Africa, Australia, Japan or any jurisdiction in which the same would be unlawful. Other restrictions may be applicable. Please see the important notice at the end of this announcement.
RESULTS OF GLOBAL OFFER
London, 29 July 2009 — The board of directors of is pleased to announce the successful completion of the global offer announced on 27 July 2009 (the “Global Offer”).
5,000,000 new ordinary shares of US$0.05 each in the form of ordinary shares or American Depositary Shares(“ADSs”) (collectively, the “New Shares”) have been placed with a range of investors at a price of US$59.50 per New Share. The gross proceeds from the Global Offer are approximately US$297.5 million.
The New Shares, which rank pari passu with the existing ordinary shares and ADSs in all respects, represent approximately 6.51 per cent of Randgold’s issued ordinary share capital immediately prior to the Global Offer.
The board of directors of Randgold expects to use the net proceeds from the Global Offer to fund the feasibility studies for its Gounkoto and Massawa projects, to develop the Gounkoto and Massawa projects following approval by the board, and for other organic and corporate opportunities, including possible acquisitions.
In addition, if Randgold enters into a definitive agreement to acquire Moto Goldmines Limited (“Moto”) and the Proposed Moto Transaction (referred to in our announcement of 27 July 2009) closes, some of the net proceeds of the Global Offer could be used to fund the development of the Moto gold project in the Democratic Republic of the Congo.
Application will be made for the New Shares to be admitted to the Official List of the UK Listing Authority and to be admitted to trading by London Stock Exchange plc on its market for listed securities (together, “Admission”). The ADSs will trade on the Nasdaq Global Select Market.
Settlement for the New Shares issued pursuant to the Global Offer, as well as Admission, is expected to take place on 4 August 2009.
Randgold’s ordinary shares are listed on the London Stock Exchange under the ticker “RRS” and its American Depositary Shares are listed on the Nasdaq Global Select Market under the ticker “GOLD”.
HSBC Bank plc (“HSBC”) is acting as the financial advisor, sole global co-ordinator, joint bookrunner and joint underwriter in connection with the Global Offer. Merrill Lynch International (“Merrill Lynch”) is acting as joint bookrunner and joint underwriter to the Global Offer. HSBC and Merrill Lynch (together, the “Representatives”) are also acting as representatives of certain other underwriters. Randgold has granted the Representatives an over-allotment option to purchase up to 750,000 additional ordinary shares in the form of new ordinary shares (or ADSs) to cover over-allotments, if any.
The Company has filed with the US Securities and Exchange Commission a registration statement on Form F-3 in relation to the New Shares, which document constitutes a prospectus for the purposes of the Companies (Jersey) (General Provisions) Order 2002 (together with any amendments thereto, the

“Registration Statement”). Copies of the Registration Statement are available on the SEC website at www.sec.gov.
ENQUIRIES:
Randgold Resources

Mark Bristow	Graham Shuttleworth	Kathy du Plessis
Chief Executive	Financial Director	Investor & Media Relations
Tel: +44 7880 711386	Tel: +44 7796 144438	Tel: +44 20 7557 7738
Tel: +44 7797 752288	Tel: +44 1534 735 333	Email: randgoldresources@dpapr.com
HSBC Bank plc
(Financial adviser, global co-ordinator, joint bookrunner and joint underwriter to the Global Offer)

Jan Sanders Tel: +44 20 7991 8888	Charles Spencer Tel: +44 20 7991 8888
Merrill Lynch International
(Joint bookrunner and joint underwriter to the Global Offer)

Simon Mackenzie-Smith	Andrew Osborne	Rupert Hume-Kendall
Tel: +44 20 7995 4589	Tel: +44 20 7996 2629	Tel: +44 20 7996 2441
This announcement does not constitute an offer to sell or the solicitation of an offer to buy, the New Shares in the United States, Canada, South Africa, Australia or Japan or any jurisdiction in which the same would be unlawful. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Any public offering of securities to be made in the United States is being made by means of a prospectus which contains detailed information about the Company and its management, as well as financial statements. There is no public offer of New Shares in the United Kingdom or elsewhere outside the United States. No money, securities or other consideration is being solicited and, if sent in response to the information herein, will not be accepted.
The New Shares are being offered in Canada only to persons who are “accredited investors” as such term is defined in Section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions of the Canadian Securities Administrators.
Save as expressly set out, this announcement does not constitute an offer or invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice in any jurisdiction. Past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.
The distribution of this announcement and the offering or sale of the New Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Representatives that would permit an offering of the New Shares or possession or distribution of this announcement or any other offering or publicity material relating to the New Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company and the Representatives to inform themselves about, and to observe, any such restrictions. Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Announcement should seek appropriate advice before taking any action.
This announcement has been issued by and is the sole responsibility of the Company. No representation or warranty express or implied is or will be made as to, and no responsibility or liability is or will be accepted by the Representatives nor by any of their respective affiliates as to or in relation to, the accuracy or completeness of this announcement or any other oral or written information made available to or publicly available to any interested party or their advisers, and any liability therefor is expressly disclaimed.
HSBC and Merrill Lynch, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for the Company and no one else in connection with the Global Offer and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for providing advice in relation to the Global Offer or in relation to the contents of this announcement or for any other transaction, arrangement or matters referred to in this announcement.
In connection with the Global Offer, the Representatives or any person acting on their behalves may over-allot or effect transactions with a view to supporting the market price of the Randgold’s ordinary shares or any associated securities at a level higher than that which might otherwise prevail for a limited period after the closing of the Global Offer. However, there is no obligation on the Representatives or anyone acting on their behalves to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.
The price of shares and the income from them may go down as well as up and investors may not get back the full amount invested, on disposal of the shares.